September 18, 2025

Duncan Moir
President
21Shares XRP ETF
c/o 21Shares US LLC
477 Madison Avenue, 6th Floor
New York, NY 10022

       Re: 21Shares XRP ETF
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 22, 2025
           File No. 333-282942
Dear Duncan Moir:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Cover Page

2. Please disclose the price per share that will be paid by the Initial Seed Creation
       Investor for the Initial Seed Creation Baskets.
Risk Factors, page 13

3. Under an appropriately captioned risk factor heading, please address the April 2025 malware attack on the JavaScript library for the XRP Ledger.
 September 18, 2025
Page 2

The significant holdings of XRP by Ripple Labs and other early stakeholders, page 15

4. Please revise to discuss, to the extent material, any of the founders or early stakeholders who hold a significant stake in XRP, including, for example, Chris
       Larsen.
The trading prices of many digital assets, page 17

5. Please revise to provide quantitative examples of XRP's historic volatilities.
XRP, XRP Markets and Regulation of XRP, page 57

6.     Please revise this section to address the following:
           Further discuss the background of, and the roles and functions of Ripple Labs and the XRP Ledger Foundation within the XRP ecosystem.
           Disclose the nature and number of decentralized applications developed on the
           XRP Ledger, as well as active developers, to the extent known. The Trust and XRP Prices
Use of the CME CF Ripple - Dollar Reference Rate - New York Variant, page 65

7. Please revise to provide a brief description of each of the Constituent Exchanges comprising the Pricing Benchmark, including where each platform is located and how they are licensed or regulated.
United States Federal Income Tax Consequences, page 104

8. We note that your discussion of tax consequences is based on the assumption that the
       Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion of counsel as to grantor trust status and describe the reasons for and level of any uncertainty, if applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 18, 2025
Page 3

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Neel Maitra